Exhibit 99.5

NICE Announces Interactions 2024, Shaping the New Generation of CX AI
Excellence and Welcomes Nicole Kidman as Celebrity Keynote

Interactions 2024 brings together top CX thought leaders to showcase the latest groundbreaking innovations for cloud, digital and AI transformations

Hoboken, N.J., May 13, 2024 – (Nasdaq: NICE) today announced Interactions 2024, the industry’s largest customer experience (CX) event, to take place June 10-12 at the Fontainebleau Hotel in Las Vegas. During the three-day conference, NICE executives, CX visionaries, industry analysts and executives of leading brands will share recent advances in CX AI, Digital, Cloud and WEM. Interactions’ innovation showcase will include more than 50 live product demonstrations for NICE’s newest Enlighten AI and CXone solutions. This year’s celebrity keynote address will feature a special appearance by Academy and multi-Emmy and Golden Globe Award-winning actress Nicole Kidman.

In a comprehensive agenda of main stage keynote presentations, best practices sessions, roundtable panels and solution demonstrations, CX leaders across industries will showcase how CX AI is transforming their consumer, employee and leadership experiences, using AI to drive an exciting new age of proactive, knowledge rich, conversational CX. Sessions will spotlight the power of CXone, the industry’s most comprehensive AI CX open cloud platform and how the latest AI-powered solutions are utilized to drive better service practices, increase engagement and improve efficiencies.

To register for Interactions 2024 or to learn more, click here.

During Interactions, NICE will host an Investor Day on June 11, which will include presentations from NICE executives and product and technology sessions. For further information or inquiries please contact NICE IR at ir@nice.com.

“CX AI has taken center stage when it comes to CX transformation, melding together people, processes and technology in a fresh way that’s fundamentally changing the nature of CX,” said Barak Eilam, CEO, NICE. “As AI adoption continues to accelerate into 2024, this year’s event will reveal the latest revolutionary CX AI capabilities and showcase the success stories of pioneering customers who have taken their CX to the next level using NICE’s Enlighten AI. We look forward to demonstrating how CXone, the world’s leading CX AI-powered cloud platform, continues to shape the future of experiences.”

About NICE

With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.